Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
Income	
4200 Food Sales	5,043.85
4210 Bagels	2,995,395.65
4211 Discounts	-98,031.39
Total 4210 Bagels	**2,897,364.26**
4220 Bakery - Other	6,355.50
4230 Cream cheese/spreads	497,382.98
4240 Fish	289,850.62
4250 Grab N Go	30,372.22
4260 Sandwiches	230,969.81
4265 Gift Sets/Party Platters	45,071.00
4270 Other food (not made on site)	1,719.00
4290 Refunds	-9,540.13
Total 4200 Food Sales	**3,994,589.11**
4300 Beverage Sales	
4310 Other drinks	44,509.74
4320 Coffee Drinks	22,242.06
Total 4300 Beverage Sales	**66,751.80**
4500 Merchandise Sales	21,083.11
4600 Delivery Charges	136,403.28
Total Income	**$4,218,827.30**
Cost of Goods Sold	
Cost of Goods Sold	0.00
Cost of Sales	
5100 Food Costs	
5110 Bagel/Bakery Supplies	272,579.44
5120 Cream cheese	127,987.28
5130 Produce	32,342.88
5140 Fish	225,304.83
5150 Grab N Go	31,634.14
5180 Freight In	1,282.53
Total 5100 Food Costs	**691,131.10**
5200 Beverage Costs	
5210 Sodas & Juice	14,395.32
5220 Coffee Drinks	12,549.04
Total 5200 Beverage Costs	**26,944.36**
5300 Merchandise Costs	20,735.42
Total Cost of Sales	**738,810.88**
Total Cost of Goods Sold	**$738,810.88**
GROSS PROFIT	**$3,480,016.42**

Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
Expenses	
6000 Cost of Labor	
6010 Salaries & Wages	6,138.09
6011 Management	116,113.97
6012 Staff	
6012.1 Retail FOH	378,987.80
6012.2 Bakery BOH	179,035.34
6012.4 Delivery	44,987.77
6012.6 Trial/ Temp Labor	
6012.7 Trial/ Temp Labor Contractor	695.23
Total 6012.6 Trial/ Temp Labor	**695.23**
Total 6012 Staff	**603,706.14**
Total 6010 Salaries & Wages	**725,958.20**
6020 Employee Benefits - Health Insurance	22,219.83
6030 Payroll Employer Taxes	89,514.22
6040 Worker's Comp Insurance	14,779.39
6045 Employee Meals	1,423.64
Total 6000 Cost of Labor	**853,895.28**
6050 Distribution Costs	
6051 Delivery Mileage Reimb	24,640.05
6053 Product Shipping	1,091.10
6054 Delivery Supplies	202.76
6055 Delivery Gas	1,156.94
6056 Delivery Tolls and Parking	380.00
Total 6050 Distribution Costs	**27,470.85**
6100 Direct Operating Expenses	
6110 Car & Truck	
6110.5 Registration	658.55
6110.6 Auto Repairs & Maintenance	714.35
Total 6110 Car & Truck	**1,372.90**
6120 Cleaning supplies	15,259.43
6125 Contract Cleaning	62,151.00
6135 Decoration & Display	340.06
6150 Kitchen utensils, supplies & small equipment	18,800.92
6160 Linen & Laundry Service	6,311.00
6175 Paper & packaging	67,807.88
6185 Small furniture	943.94
6195 Uniforms	-139.81
Total 6100 Direct Operating Expenses	**172,847.32**

Boichik Bagels

Profit and Loss
January - December 2021

	TOTAL
6200 Merchant Card Discount	
6210 QuickBooks Payments Fees	2,413.02
6220 Shopify Merchant Discount	55,358.81
6230 Upserve discount & fees	65,829.23
Total 6200 Merchant Card Discount	**123,601.06**
6300 Marketing	
6310 Advertising	2,079.72
6320 Publicity Events	721.00
6330 Professional Associations	6,891.00
6360 Donations	1,755.50
Total 6300 Marketing	**11,447.22**
6400 Utilities	
6410 Gas & Elec	30,140.30
6430 Trash	6,000.00
6440 Water & Sewage	1,600.00
Total 6400 Utilities	**37,740.30**
6500 General & Admin	
6510 Accounting/Payroll	18,735.97
6520 Bank Charges & Fees	203.35
6525 Cash over/short	0.00
6530 Dues & Subscriptions	340.01
6535 Insurance Liab & general	15,064.53
6540 Office Supplies & Software	22,641.40
6543 Owner's Wages	
6543.1 Gross	140,721.14
6543.2 Owner's Payroll Taxes	10,990.00
Total 6543 Owner's Wages	**151,711.14**
6544 Owner's Benefits - Health Insurance	1,824.78
6545 Meals & Entertainment	2,688.77
6550 Postage & Shipping	114.30
6555 Legal & Professional Services	108,757.50
6560 Security	492.00
6570 Telephone	2,850.30
6580 Travel	4,772.53
6580.5 Travel Meals	698.53
Total 6580 Travel	**5,471.06**
6585 Education & Training	2,548.44
6590 Research & Development	216.41
6595 Parking & Tolls	33.65
6598 Internet	1,731.56

Boichik Bagels

Profit and Loss

January - December 2021

	TOTAL
6599 Fraud	0.00
Total 6500 General & Admin	**335,425.17**
6600 Repair & Maintenance	
6620 Equipment & Furniture	7,455.26
Total 6600 Repair & Maintenance	**7,455.26**
6700 Occupancy Costs	
6710 Rent	107,531.00
6730 Property taxes	1,819.42
6740 Other municipal taxes & licenses	4,154.00
Total 6700 Occupancy Costs	**113,504.42**
6900 Depreciation	
6910 Depreciation of Leasehold Improvement	14,422.00
6920 Depreciation of F & E	34,114.00
6930 Depreciation of Vehicles	17,811.00
Total 6900 Depreciation	**66,347.00**
Total Expenses	**$1,749,733.88**
NET OPERATING INCOME	**$1,730,282.54**
Other Income	
7300 Interest Earned	3,853.00
Total Other Income	**$3,853.00**
Other Expenses	
7000 Interest Paid	1,079.64
7100 State Corporate Tax	12,141.00
Total Other Expenses	**$13,220.64**
NET OTHER INCOME	**$ -9,367.64**
NET INCOME	**$1,720,914.90**

Boichik Bagels

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1110 Petty Cash & Change	4,016.99
1120 Fremont Ckg 1116	779,367.93
1130 QuickBooks Checking Account	771,937.54
Total Bank Accounts	**$1,555,322.46**
Accounts Receivable	
1210 Accounts Receivable (A/R) Trade	48,961.84
Total Accounts Receivable	**$48,961.84**
Other Current Assets	
1220 Upserve/Toast Open Checks	322.98
1230 Unreturned Employee Wages	0.00
1300 Food Inventory	-243.48
1320 Beverage Inventory	0.00
1350 Merchandise	0.00
1360 Paper Products	0.00
1410 Visa/MC/Amex clearing	3,014.95
1420 Undeposited Funds	1,600.08
1430 POS Clearing	11,240.24
1431 Shogo Clearing (Upserve)	466.54
1432 Webgility Clearing (Shopify)	10,382.59
1440 Payroll Tax Receivable	-16.63
Inventory Asset	0.00
Total Other Current Assets	**$26,767.27**
Total Current Assets	**$1,631,051.57**
Fixed Assets	
1510 Leasehold Improvements	171,644.39
1511 Improvements Soft Costs (design, permits, architects)	54,437.74
Total 1510 Leasehold Improvements	**226,082.13**
1540 Furniture & Equipment	177,395.20
1560 Vehicles	96,301.08
1592 Accumulated Depreciation - Leasehold	-36,975.00
1594 Accumulated Depreciation - F&E	-75,971.00
1595 Accumulated Depreciation - Vehicles	-23,534.20
Total Fixed Assets	**$363,298.21**
Other Assets	
1610 Security Deposits	34,531.00
Total Other Assets	**$34,531.00**
TOTAL ASSETS	**$2,028,880.78**

Boichik Bagels

Balance Sheet
As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable (A/P) - Trade	31,555.69
Total Accounts Payable	**$31,555.69**
Credit Cards	
2010 Cap1 9486	17,477.13
Total Credit Cards	**$17,477.13**
Other Current Liabilities	
2310 Sales Tax Payable	-4,935.35
California Department of Tax and Fee Administration Payable	4,776.13
Total 2310 Sales Tax Payable	**-159.22**
2400 Employer Health Benefits Payable	-6,208.42
2450 Employee Tax Garnishment	0.00
2510 Gift Certificates payable	41,607.01
2540 Undistributed Tips	22,149.35
Total Other Current Liabilities	**$57,388.72**
Total Current Liabilities	**$106,421.54**
Long-Term Liabilities	
2650 Hyundai Car Loan	32,070.49
2700 Community Loans	0.00
2800 Willowseed Loan	10,130.61
2900 PPP Loan	0.00
Total Long-Term Liabilities	**$42,201.10**
Total Liabilities	**$148,622.64**
Equity	
3100 Opening Balance Equity	0.00
3210 Shareholder Invest	356,562.57
3220 Shareholder Distributions	-961,089.34
3300 Suspense	0.00
3900 Retained Earnings	763,870.01
Net Income	1,720,914.90
Total Equity	**$1,880,258.14**
TOTAL LIABILITIES AND EQUITY	**$2,028,880.78**

Boichik Bagels

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,720,914.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-38,008.74
1220 Upserve/Toast Open Checks	-322.98
1230 Unreturned Employee Wages	1,250.51
1300 Food Inventory	243.48
1410 Visa/MC/Amex clearing	-9,593.33
1430 POS Clearing	14,513.62
1431 Shogo Clearing (Upserve)	-466.54
1432 Webgility Clearing (Shopify)	-10,382.59
1440 Payroll Tax Receivable	16.63
Inventory Asset	0.00
1592 Accumulated Depreciation - Leasehold	14,422.00
1594 Accumulated Depreciation - F&E	34,114.00
1595 Accumulated Depreciation - Vehicles	17,811.00
2110 Accounts Payable (A/P) - Trade	24,685.80
2010 Cap1 9486	11,693.37
2310 Sales Tax Payable	-10,533.20
2400 Employer Health Benefits Payable	-2,341.93
2450 Employee Tax Garnishment	-613.87
2510 Gift Certificates payable	5,844.01
2540 Undistributed Tips	4,840.95
Sales Tax Payable:California Department of Tax and Fee Administration Payable	4,776.13
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**61,948.32**
Net cash provided by operating activities	**$1,782,863.22**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-1,200.00
1511 Leasehold Improvements:Improvements Soft Costs (design, permits, architects)	-54,437.74
1540 Furniture & Equipment	-41,204.30
1560 Vehicles	-43,470.88
1610 Security Deposits	-22,931.00
Net cash provided by investing activities	**$ -163,243.92**
FINANCING ACTIVITIES	
2650 Hyundai Car Loan	-9,566.04
2800 Willowseed Loan	-16,868.16
2900 PPP Loan	-90,400.00
3100 Opening Balance Equity	0.00
3220 Shareholder Distributions	-943,039.41
3300 Suspense	304,988.00
3900 Retained Earnings	90,400.00
Net cash provided by financing activities	**$ -664,485.61**
NET CASH INCREASE FOR PERIOD	**$955,133.69**

Boichik Bagels

Statement of Cash Flows

January - December 2021

	TOTAL
Cash at beginning of period	601,788.85
CASH AT END OF PERIOD	**$1,556,922.54**